Exhibit 99.1

SDLP – Changes to the Board of Directors

London, United Kingdom, January 9, 2020—Seadrill Partners LLC (OTCQB:SDLPF) (“SDLP” or the “Company”) is pleased to announce changes to its Board of Directors effective January 9, 2020.

Chairman of the Board, Harald Thorstein, and Bert Bekker have decided to step down from the Board of Directors.

Anthony R. Horton has joined the Board of Directors as an Elected Director with a term expiring at the AGM in 2021 and will serve on the conflicts committee. Mr. Horton is a senior executive with more than 20 years of experience in the energy industry, most recently as Chief Financial Officer of Energy Future Holdings. Currently, he chairs and serves on multiple boards of energy and technology companies and has a strong track record in capital markets, operations, mergers and acquisitions.

John Darlington, an Appointed Director since 2018, has become an Elected Director with a term expiring at the AGM in 2020.

Keith MacDonald, Director, commented: “On behalf of the Board I would like to thank Harald and Bert for their leadership and significant contributions to the Company since its inception in 2012. We wish them well in all future pursuits.

Tony has come highly recommended by many in the energy and finance industries. We look forward to working together to maximize the value of SDLP for its stakeholders.”

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about maximizing the value of the Company for its stakeholders. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.